NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA DEVELOPS NEW COPPERSTONE
EXPLORATION MODEL AND DRILLING TARGETS

May 10, 2006 - American Bonanza Gold Corp. TSX: BZA) (“Bonanza”) is pleased to announce significant progress at its 100% owned high grade Copperstone gold project in Arizona. Bonanza’s experienced geological team has been concentrating efforts on developing a new exploration model that will guide resource expansion and exploration drilling in 2006. Still in progress, this integrated, comprehensive exploration model has already identified numerous high quality exploration targets at Copperstone.

The new exploration model is built in the 3-dimensional mine planning software environment, and combines all geological, geochemical, and geophysical data generated throughout the project’s exploration and mining history. Bonanza’s geological team has completed significant structural modeling to support target generation. The new exploration model is being refined, and the number of excellent exploration targets identified to date is very encouraging as Bonanza prepares to undertake a major drilling campaign to expand the known high grade resources at Copperstone.

Exploration Targets

The new exploration targets include several geophysical anomalies that are similar to the geophysical anomalies associated with the Copperstone deposit prior to open pit mining. Similar geophysical anomalies are also associated with the high grade D Zone portion of the current high grade resource. These geophysical studies have been identified through integration of induced polarization, resistivity and airborne magnetics data into the exploration model. Geophysical tools are particularly important at Copperstone as outcrop density is low and the area is mainly covered by sand up to 30 meters thick.

New exploration targets also include a system of northwest trending, steeply dipping mineralized faults that lie below and intersect the Copperstone Fault. These structures strike parallel to the Copperstone Fault and are possible feeder structures (conduits for gold rich fluids and emplacement of gold mineralization) to the Copperstone Fault. Identification of the northwest trending steeply dipping faults has led to an interpretation that undiscovered mineralized portions of the Copperstone Fault may exist in fault blocks west of the open pit that were down dropped by movement along the feeder structures.

Additional new targets include a system of northeast trending post-mineral, left lateral strike-slip faults that offset and post-date the main Copperstone Fault. The movement along these northeast faults suggests that there is potential for additional high grade mineralization offset to the west, immediately north of the high grade D Zone portion of the resource. Other target types are included in the new model.

Developing the new exploration model has led to an improved understanding of the mechanics of tensional and compressional tectonics and related faulting and gold mineralization at the Copperstone Project. This exploration program advances the potential for further discovery in untested areas beneath the sand cover which has been an obstacle to exploration efforts in the past. Bonanza is excited to embark upon the 2006 drilling campaign designed to expand the high grade resources and further improve the economic potential of the project.

About Copperstone

The Copperstone Project is located in western Arizona within the regional Walker Lane Mineral Belt, host to a known total gold endowment of over 50 million ounces. Within 200 miles of the Copperstone Mine the gold endowment measures over 14 million ounces from mining districts in Southern California, Western Arizona and Northern Mexico.

As previously announced, Bonanza acquired 100% of the Copperstone Project in 2002, to explore the down dip underground high grade extension of the Copperstone Fault. Cyprus Minerals produced 500,000 ounces of gold from the upper portion of the Copperstone Fault from 1987 to 1993. The mine was closed in 1993 when the economic limit of open-pit mining was reached at the then average price for gold of $360 per ounce. Bonanza controls 100% of (over) 3,600 contiguous hectares of prospective ground at the Copperstone Project, subject to a sliding scale royalty on gold production.

Mine development advantages for Copperstone are significant and should dramatically compress the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource and waste rock. Existing infrastructure remaining from the previous modern operation consists of a dedicated 69 kv power line and substation, three operating water wells with a 200 hp pumping capacity, an office, maintenance shops and laboratory.

Between 2002 and 2005 Bonanza completed 46,462 meters of drilling, primarily core drilling. This drilling successfully explored for gold mineralization outside of the limits of the open pit, and provides the data to estimate the high grade gold resources. A total of 39,329 meters were drilled from surface, and 7,134 meters of core were drilled from underground. Underground drilling was accessed from a 600 meter decline developed by Bonanza, which successfully intercepted high grade gold mineralization north of the open pit at the D zone portion of the resource.

Simultaneously with the recently completed resource estimation drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

In 2005 Bonanza commissioned AMEC E & C Services, a respected international mining engineering firm, to complete a NI 43-101 compliant resource estimate. As previously announced the AMEC estimated mineral resource, effective January, 2006, and based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold was reported as:

COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Measured + Indicated	970,400	10.73	334,929
A, B, C and D	Inferred	189,600	10.87	66,266

Bonanza has decided to further expand the current mineral resource and further enhance the economic potential of the project prior to making a production decision. Further drilling in 2006 at Copperstone will be directed at targets generated by utilizing Bonanza’s new exploration model.

The qualified person who is responsible for the preparation of the technical information in this press release is Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. Rounding of tons as required by reporting guidelines may result in small apparent differences between tons, grade and contained ounces gold.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Ascenta Capital Partners Inc.
Attention:      Bruce Korhonen
Toll free         1-866-684-4743 ext. 30
Email             bruce@ascentacapital.com